WUNDERLICH SECURITIES, INC.

4695 MacArthur Court, Suite 450

Newport Beach, CA 92660

May 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Veritone, Inc.
Registration Statement on Form S-1 (File No. 333-216726)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Veritone, Inc. that the effective date of the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective on Thursday, May 11, 2017, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: May 1, 2017 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 710 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the prospectus delivery requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

WUNDERLICH SECURITIES, INC.

As Representative of the Underwriters

WUNDERLICH SECURITIES, INC.

By:	/s/ Chad D. Champion
Name: Chad D. Champion
Title: Managing Director

[Signature Page to Acceleration Request]